Exhibit 20.2

USLG Annual Shareholders Meeting to be Held June 13, 2023

Euclid, Ohio, USA, June 2, 2023 – USLG, Inc. (OTC:USLG) (“USLG” or the “Company”), an innovative composite technology manufacturer, will hold its Annual Shareholders Meeting on June 13, 2023 at 10:00 am Eastern time to review the Company’s operations and outlook.

Shareholders will be asked to consider and vote on the election of three directors to the Company’s board as well as the ratification of its independent accounting firm. Only shareholders of record at the close of business on June 1, 2023 are entitled to vote. Additional information can be found within the Company’s filings with the SEC.

“We are very excited to present our financial results and outlook for 2023 as we continue with our strategic growth plan,” said Anthony Corpora, Chief Executive Officer. “2022 was a remarkable year with the number of new dealers and Cortes Campers shipped. We will discuss our new models that we are introducing to the marketplace this year and new technology advancements.”

Interested investors, as well as current shareholders, are welcome to attend the meeting – in person or via webcast – to learn more about the Company.

About USLG

US Lighting Group (OTC:USLG) has three subsidiaries which design and market various products made from the exact same raw materials: Cortes Campers, LLC, for molded fiberglass travel trailers and campers; Fusion X Marine, LLC, for high-performance boats; Futuro Houses, LLC, for fiberglass houses; and one subsidiary, Mig Marine Corp., which manufacturers composite products. The Company and its subsidiaries have manufacturing and R&D facilities in Cleveland, Ohio. For additional information: uslightinggroup.com

Investor Relations Contact:

Chris Witty

646-438-9385

cwitty@darrowir.com